Exhibit 99.35

NexTech AR Solutions Corp.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

(EXPRESSED IN CANADIAN DOLLARS)

NOTICE TO READER

The accompanying condensed consolidated interim financial statements of NexTech AR Solutions Corp. for the nine months ended February 28, 2019 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

	February 28, 2019	May 31, 2018
ASSETS
Current assets
Cash	$2,355,385	$2,523,717
Receivables	180,848	14,325
Prepaid	91,440	62,444
Inventory	445,079	-
Total current assets	3,072,752	2,600,486
Non-current assets
Equipment (Note 4)	146,622	41,364
Intangible assets (Note 5)	3,729,776	2,329,861
Goodwill (Note 3)	634,985	-
Total non-current assets	4,511,383	2,371,225
TOTAL ASSETS	$7,584,135	$4,971,711

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 6)	$503,605	$160,031
Convertible debenture (Note 7)	-	218,024
TOTAL LIABILITIES	503,605	378,055
Deferred income tax liability	309,767	-
EQUITY
Share capital (Note 8)	9,804,917	5,375,398
Equity portion of convertible debenture (Note 7)	-	44,324
Reserves	434,045	-
Deficit	(3,468,199)	(826,066)
TOTAL SHAREHOLDERS’ EQUITY	6,770,763	4,593,656
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,584,135	$4,971,711

Nature of operations and going concern (Note 1)

Events after the reporting date (Note 13)

These financial statements were authorized for issuance by the Board of Directors on April 29, 2019

Approved by the Board of Directors

“Evan Gappelberg” , Director	“Paul Duffy” , Director

The accompanying notes are an integral part of these interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Expressed in Canadian dollars)

	Three	Period from		Period from
	Months	January 12,	Nine Months	January 12,
	Ended	2018 to	Ended	2018 to
	February 28,	February 28,	February 28,	February 28,
	2019	2018	2019	2018
REVENUES	$531,185	$-	$596,862	$-
COST OF GOODS SOLD	(322,435)	-	(335,174)	-
Gross Profit	208,750	-	261,688	-
GENERAL AND ADMINISTRATIVE EXPENSES
Accretion expense	-	1,803	18,646	1,803
Administrative fees and office costs	144,283	5,266	344,354	5,266
Amortization	23,069	-	75,828	-
Business development	-	-	23,518	-
Consulting fees	293,669	38,999	806,282	38,999
Investor relations	306,971	8,398	383,208	8,398
Management fees	103,322	12,563	296,177	12,563
Professional fees	65,512	-	184,047	-
Share-based payments (Note 7)	370,549	370,125	466,939	370,125
Transfer agent and regulatory fees	17,798	-	36,001	-
Travel	61,895	2,397	154,690	2,397
Write off intangible assets	194,444	-	194,444	-
Foreign exchange (gain) loss	(44,436)	(10,900)	(80,313)	(10,900)
Total general and administrative costs	1,537,076	428,651	(2,903,821)	428,651
LOSS FOR THE PERIOD	(1,328,326)	(428,651)	(2,642,133)	(428,651)
OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustment	(33,467)	-	(32,894)	-
COMPREHENSIVE LOSS FOR THE PERIOD	$(1,361,973)	$(428,651)	$(2,675,117)	$(428,651)
Basic and diluted loss per common share	$(0.03)	$(0.06)	$(0.07)	$(0.06)
Weighted average number of common shares outstanding	47,336,099	7,710,938	39,727,281	7,710,938

The accompanying notes are an integral part of these interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

			Equity portion
	Number of	Share	of convertible
	shares	capital	debenture	Reserves	Deficit	Total
Balance as at May 31, 2018	37,537,872	$5,375,398	$44,324	$-	$(826,066)	$4,593,656
Shares released from escrow for services (Note 7)	-	180,000	-	-	-	180,000
Capital contribution	-	318,375	-	-	-	318,375
Conversion of convertible debentures	5,000,000	280,994	(44,324)	-	-	236,670
Shares issued for exercise of warrants	6,982,300	1,916,150	-	-	-	1,916,150
Investment in AR Ecommerce LLC	2,000,000	1,620,000	-	-	-	1,620,000
Investment in intangible assets	300,000	114,000	-	-	-	114,000
Stock-based compensation	-	-	-	466,939	-	466,939
Currency translation adjustment	-	-	-	(32,894)	-	(32,894)
Loss for the period	-	-	-	-	(2,642,133)	(2,642,133)
Balance as at February 28, 2019	51,820,172	$9,804,917	$-	$434,045	$(3,468,199)	$6,770,763

Balance as at January 12, 2018 (incorporation)	-	$-	$-	$-	$-	$-
Founders financing	8,225,000	411,250	-	-	-	411,250
Equity portion of convertible debenture	-	-	44,234	-	-	44,234
Loss for the period	-	-	-	-	(428,651)	(428,651)
Balance as at February 28, 2018	8,225,000	$411,250	$44,234	$-	$(428,651)	$26,833

The accompanying notes are an integral part of these interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statement of Cash Flows

(Expressed in Canadian dollars)

	Period from January 12, 2018 to	Nine months ended
	February 28,	February 28,
	2018	2019
OPERATING ACTIVITIES
Loss for the period	$(428,651)	$(2,642,133)
Adjustments
Amortization	-	75,828
Accretion expense	1,803	18,646
Consulting fees	-	180,000
Share-based payments	370,125	466,939
Write-off of intangible asset	-	194,444
Currency translation adjustment	-	(26,118)
Changes in non-cash working capital items
Receivables	-	(100,682)
Prepaid expenses and deposits	-	(22,166)
Inventory	-	(45,456)
Accounts payable, accrued liabilities and deposits	27,733	(13,639)
Net cash used in operating activities	(28,990)	(1,914,337)
INVESTING ACTIVITIES
Cash acquired on a business combination	-	125,532
Purchase of equipment	-	(114,980)
Intangible assets	-	(499,072)
Net cash from investing activities	-	(488,520)
FINANCING ACTIVITIES
Convertible debenture	250,000	-
Share subscriptions received	1,041,675	-
Shareholder contributions	-	318,375
Proceeds from the issue of shares	41,125	1,916,150
Net cash from financing activities	1,332,800	2,234,525
Net change in cash during the period	1,303,810	(168,332)
Cash, beginning of the period	-	2,523,717
Cash, end of the period	$1,303,810	$2,355,385

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these financial statements.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Nine Months Ended February 28, 2019

(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

NexTech AR Solutions Corp. (the “Company” or “NexTech”) was incorporated in the province of British Columbia on January 12, 2018. The Company’s principal business activities are the acquisition and development of augmented reality technology for purpose of generating advertising revenue and sale of its Applications (“Apps”). The Company’s registered office is located at 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to generate advertising revenue to establish profitable operations and to obtain the necessary equity or debt financing to fund operations as required. These factors indicate the existence of uncertainty on the ability of the Company to continue as a going concern. These condensed consolidated interim financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

2.	BASIS OF PREPARATION

Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed consolidated interim financial statements have been prepared in accordance with the same accounting policies and methods of application as the most recent audited financial statements for the period ended May 31, 2018, except that they do not include all the information required for the annual audited financial statements. These financial statements should be read in conjunction with the financial statements of the Company for the period ended May 31, 2018.

These condensed consolidated interim financial statements have been prepared on a historical cost basis. The preparation of these condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of the policies and reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

On October 3, 2018, the Company incorporated NexTech AR Solutions USA LLC in the state of Delaware, USA (“NexTech USA”). NexTech USA is a wholly-owned subsidiary of NexTech. Management has determined that the functional currency of NexTech USA is the US dollar. On January 7, 2019, the Company acquired 100% of AR Ecommerce, LLC (“AR Ecomm”). Management has determined that the functional currency of AR Ecomm is the US dollar.

Accounting pronouncements not yet effective

The following standard has been issued by the IASB and has not yet been adopted by the Company. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Nine Months Ended February 28, 2019

(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (continued)

IFRS 16 Leases was issued in January 2016 (effective for NexTech on June 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The Company expects that it will have to report capitalized leased assets and lease liabilities on its statement of financial position under this new IFRS standard.

3.	ACQUISITIONS

On December 3, 2018, the Company acquired a license for an on-line learning technology, edCetra, from its Chief Operating Officer (“COO”), by issuing 300,000 common shares for a total value of $114,000. edCetra is a part of the Company’s augmented reality platform. The transaction was an asset acquisition and the license has been recorded as an intangible asset (Note 5).

On January 7, 2019, the Company acquired a 100% interest in AR Ecomm from its Chief Executive Officer (“CEO”) and COO who each held a 50% interest. NexTech issued 1,000,000 common shares to each officer for a total value of $1,620,000. The preliminary purchase price and the identifiable assets are shown in the following tables.

Purchase Price
Closing price of NexTech on January 7, 2019	$0.81
Common shares issued to acquire AR Ecomm	2,000,000
Preliminary Purchase Price	$1,620,000
Preliminary Purchase Price Allocation
Cash	$125,532
Accounts receivable	65,841
Inventory	399,623
Furniture and equipment	9,335
Intangible assets	1,051,671
Goodwill	634,985
Accounts payable	(252,225)
Other payables	(98,158)
Long-term deferred income tax liability	(316,604)
Total identifiable net assets	$1,620,000

On February 6, 2019, the Company purchased a web site called Hoot for US$65,000 ($85,664). The transaction was a business acquisition. Hoot provides 3D and 360-degree product photography, in conjunction with spin and zoom technology to online retailers. The web site was recorded as an intangible asset.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Nine Months Ended February 28, 2019

(Expressed in Canadian dollars)

4.	EQUIPMENT

	Trade show	Office
	equipment	equipment	Total
Costs
May 31, 2018	$16,440	$25,472	$41,912
Additions	-	126,803	126,803
Acquired through a business combination	-	9,335	9,335
Cost reduction	-	(11,823)	(11,823)
Translation reserve	-	(120)	(120)
February 28, 2019	16,440	149,667	166,107
Accumulated depreciation
May 31, 2018	548	-	548
Additions	2,466	16,471	18,937
Disposals	-	-	-
February 28, 2019	3,014	16,471	19,485
Net book value
May 31, 2018	$15,892	$25,472	$41,364
February 28, 2019	$13,426	$133,196	$146,622

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Nine Months Ended February 28, 2019

(Expressed in Canadian dollars)

5.	INTANGIBLE ASSETS

The following table summarizes the continuity of the Company’s intangible assets:

	May 31,			Translation	February 28,
	2018	Additions	Reductions	Adjustment	2019
Costs
Licenses	$2,093,750	$114,000	$-	$-	$2,207,750
App portfolio	250,000	-	(250,000)	-	-
Websites	-	1,061,272	-	(12,596)	1,048,676
Customer list	-	76,063	-	(982)	75,081
Development cost	-	413,408	-	-	413,408
Total Costs	2,343,750	1,664,743	(250,000)	(13,578)	3,744,915
Accumulated amortization
Licenses	$-	$-	$-	-	$-
App portfolio	13,889	41,667	(55,556)	-	-
Website	-	15,139	-	-	15,139
Customer list	-	-	-	-	-
Development cost	-	-	-	-	-
Total Accumulated amortization	13,889	56,806	(55,556)	-	15,139
Net book value	$2,329,861	$1,607,937	$(194,444)	$(13,578)	$3,729,776

During the nine months ended February 28, 2019, the Company acquired a website and a customer list through the acquisition of AR Ecomm (Note 3). In separate transactions, the Company acquired a second web site for US$65,000 ($85,664) and a web-based inter-active learning platform by issuing shares with a value of $114,000 (Note 3). The Company reviewed its intangible assets for impairment as at February 28, 2019 and determined that the App portfolio was impaired and wrote off the remaining unamortized value of $194,444.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Nine Months Ended February 28, 2019

(Expressed in Canadian dollars)

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	February 28, 2019	May 31, 2018
Accounts payable	$381,146	$110,551
Accrued liabilities	115,629	49,480
Deposits	6,830	-
	$503,605	$160,031

7.	CONVERTIBLE DEBENTURES

On February 12, 2018, the Company issued convertible debentures (the “Debentures”) for proceeds of $250,000. The debentures are unsecured, non-interest bearing and mature twelve months from the date of issue. The debenture holders are entitled at their sole discretion to convert the unpaid principal balance into common shares at a conversion rate of $0.05 per share and will convert automatically and without further action of the holders immediately prior to the Company completing a going public transaction or the listing of its shares on the Canadian Securities Exchange. The debenture holders were also issued a total of 5,000,000 warrants, which have an exercise price of $0.05 per share and which expire on February 11, 2019. These convertible debentures are accounted for according to the substance of the transaction and include both a liability component and an equity component. The initial liability component of $205,676 was calculated at the present value of interest payments and expected return of capital at a rate of 20% representing the interest rate that would have been charged for a nonconvertible debenture. The equity component of $44,324 was measured based on the residual value of the instrument taken as a whole after deducting the amount determined separately for the liability component. On October 31, 2018, NexTech began trading on the Canadian Securities Exchange. This event triggered the automatic conversion of the convertible debentures into 5,000,000 shares.

The following table summarizes the continuity of the liability components of the Company’s convertible debentures:

As at May 31, 2018	$218,024
Accretion expense	18,646
Conversion of debentures to share capital	(236,670)
Balance as at February 28, 2019	$-

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Nine Months Ended February 28, 2019

(Expressed in Canadian dollars)

8.	SHARE CAPITAL

Authorized

As at February 28, 2019 the authorized share capital of the Company was an unlimited number of common shares.

Share Capital

Share Purchase Warrants

The following table summarizes the share purchase warrants outstanding and exercisable at February 28, 2019:

			Exercise	Number
Date Issued	Expiry Date		Price	Outstanding
March 29, 2018	March 7, 2019	Private placement warrants	$0.50	6,371,300

On February 5, 2019, the Company announced the acceleration of the expiry date for the private placement warrants, which was set as March 7, 2019, and all remaining share purchase warrants were either exercised or expired by that date.

On June 22, 2018, the Company and Future Farm Technologies Inc. (“Future Farm”) entered into a plan of arrangement in order to proceed with a corporate restructuring by the way of a statutory plan of arrangement (the “Arrangement”), whereby a series of share exchanges will take place with the result that the shareholders of the Future Farm will also become shareholders of the Company. The Arrangement was completed on August 30, 2018. As a result of the Arrangement, Future Farm effectively spun-out 11,000,000 of its common shares of the Company to the Future Farm shareholders on a pro rata basis.

During the nine months ended February 28, 2019, the Company released 720,000 common shares from escrow pursuant to a consulting agreement with a third party. These shares were valued at $180,000 and share capital was increased by this amount.

During the nine months ended February 28, 2019, NexTech issued 2,000,000 shares to acquire AR Ecomm and issued 300,000 shares to acquire edCetra, a web-based learning platform (Note 3).

Share-based Compensation

During the nine months ended February 28, 2019, the Company granted 4,450,000 stock options to certain directors, officers and consultants. The details of the option grants are as follows:

●	3,700,000 options on November 1, 2018 with an exercise price of $0.29; a risk-free interest rate of 2.33%; an expected life of 3 years and an expected volatility of 150%. These options vest as follows: 40% in 6 months, a further 30% after 12 months and the final 30% after 18 months;

●	500,000 options on November 2, 2018, with an exercise price of $0.25; a risk-free interest rate of 2.36%; an expected life of 3 years and an expected volatility of 150%. These options vest as follows: 40% in one year, a further 30% after 18 months and the final 30% after 2 years;

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Nine Months Ended February 28, 2019

(Expressed in Canadian dollars)

8.	SHARE CAPITAL (continued)

●	83,787 options on December 3, 2018, with an exercise price of $0.38 per option; a risk-free interest rate of 2.17%; an expected life of 3 years; and an expected volatility of 150%. These options vest one-third in 5 months, one-third in 11 months and the final third in 17 months;

●	100,000 options on January 4, 2019 with an exercise price of $0.71; a risk-free interest rate of 1.84%; an expected life of 3 years and an expected volatility of 150%. The options vest 50% on the grant date, 25% in 2 months and 25% in 4 months;

●	16,213 options on January 7, 2019, with an exercise price of $0.81; a risk-free interest rate of 1.88%; an expected life of 3 years and an expected volatility of 150%. The options vest one-third in 4 months, one-third in 10 months and the final third in 16 months;

●	50,000 options on February 15, 2019, with an exercise price of $0.56; a risk-free interest rate of 1.79%; an expected life of 3 years and an expected volatility of 150%. The options vest 50% on the grant date, 25% in 2 months and 25% in 4 months.

The Company recorded $466,939 of share-based payments expense for the above option grants for the nine months ended February 28, 2019. The table below summarizes the options outstanding and exercisable:

		Exercise	Number	Number
Date Granted	Expiry Date	Price	Outstanding	Exercisable
November 1, 2018	November 1, 2021	$0.29	3,700,000	-
November 2, 2018	November 2, 2021	$0.25	500,000	-
December 3, 2018	December 3, 2021	$0.38	83,787	-
January 4, 2019	January 4, 2022	$0.71	100,000	50,000
January 7, 2019	January 7, 2022	$0.81	16,213	-
February 15, 2019	February 15, 2022	$0.56	50,000	25,000
Total			4,450,000	75,000

9.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into a number of transactions with key management personnel. The Company considers the executive officers and directors as the key management of the Company. The remuneration of key management personnel includes those persons having the authority and responsibility for the planning, directing and controlling of the activities of the Company are as follows:

Nine months ended
February 28, 2019
Management fees	$285,704
Consulting fees	175,416
Administrative fees	72,735
Share-based compensation	320,149
$854,004

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Nine Months Ended February 28, 2019

(Expressed in Canadian dollars)

9.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Amounts due to related parties are as follows:

February 28,
Related party liabilities	2019
CEO - fees and expenses	$33,661
President – fees	22,500
Directors	5,490
Seabord Services Corp. – CFO and accounting services	7,350
Corporate Secretary – Consulting fees	1,325
$70,326

The Company has issued a convertible debenture of $125,000 to the wife of the Chief Executive Officer. The debenture was converted into 2,500,000 shares. There were also 5,000,000 warrants with an exercise price of $0.05 issued with respect to the debenture (Note 6). In the nine months ended February 28, 2019, the Company acquired AR Ecomm from its CEO and COO by issuing 2,000,000 shares and acquired edCetra, a web-based learning platform by issuing 300,000 shares to its COO (Note 3).

10.	FINANCIAL AND CAPITAL RISK MANAGEMENT

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributor of the Company’s Apps.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financings and from convertible debentures. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall

“Management of Capital” as described below.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at February 28, 2019, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD with a net asset amount of US$156,000.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Nine Months Ended February 28, 2019

(Expressed in Canadian dollars)

10.	FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Interest Rate Risk

As at February 28, 2019, the Company did not have any interest-bearing loans or interest-bearing investments. Accordingly, the Company does not have significant interest rate risk.

Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of its technologies. The Company relies mainly on equity issuances to raise new capital. In the management of capital, the Company includes the components of equity. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without penalty. The Company is not subject to any externally imposed capital requirements. Management believes that the Company may have to raise additional capital to sustain its operations for the next twelve months.

11.	FINANCIAL INSTRUMENTS BY CATEGORY Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at February 28, 2019, the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

For the nine months ended February 28, 2019, the Company recorded $180,000 of consulting fees related to the release of 720,000 common shares from escrow, with the offsetting amount credited to share capital (Note 7). On October 31, 2018 the Company issued 5,000,000 common shares upon the conversion of the convertible debentures. The Company issued 2,000,000 shares valued at $1,600,000 for the acquisition of AR Ecomm and issued 300,000 shares valued at $114,000 for the acquisition of edCetra, a web-based learning platform.

During the nine months ended February 28, 2019, no cash was paid for income taxes or interest.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Nine Months Ended February 28, 2019

(Expressed in Canadian dollars)

13.	EVENTS AFTER THE REPORTING DATE

The following events occurred after the reporting date:

●	2,329,200 share purchase warrants were exercised at $0.50 per warrant for total proceeds of $1,164,600

●	735,000 stock options were granted to consultants at a price of $0.60 per option and 150,000 options were granted at a price of $0.78 per option.

●	On April 10, 2019, NexTech acquired a 100% interest in Infinite Pet Life for US$1,850,000. NexTech will also make an additional payment of approximately US$100,000 for inventory. NexTech made total payments of US$1,200,000 on the closing of the transaction and will make six monthly payments of US$125,000 to complete the purchase of the business and to acquire the inventory.